UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(AMENDMENT NO. 6)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Celanese AG

(Name of the Issuer)
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV-A L.P.
Blackstone Family Investment Partnership (Cayman) IV-A L.P.
Blackstone Chemical Coinvest Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Capital Partners (Cayman) Ltd. 2
Blackstone Capital Partners (Cayman) Ltd. 3
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
BCP Holdings GmbH
BCP Acquisition GmbH & Co. KG
Celanese Europe Holding GmbH & Co. KG
Celanese Europe Management GmbH

(Name of Person(s) Filing Statement)
Ordinary Shares, no par value

(Title of Class of Securities)
D1497A101

(CUSIP Number of Class of Securities)
Curt Shaw
Celanese Corporation
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 16. EXHIBITS.
SIGNATURE
EX-99.A.5.I: PRESS RELEASE

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$506,132,738*	$59,572**
*Calculated solely for purposes of determining the filing fee. Because the amount to be paid for the securities that may be purchased in the transactions described in this Schedule 13E-3 has not yet been determined, the transaction value was determined based on the market price for the subject securities, using Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended. Accordingly, the transaction value was calculated as follows: (i) 8,124,121 ordinary shares of Celanese AG that may be acquired in the transactions described in this Schedule 13E-3, multiplied by (ii) EUR48.25, the average of the high and low prices reported on the Frankfurt Stock Exchange on April 8, 2005, multiplied by (iii) 1.2912, the noon buying rate for Euros on April 8, 2005, as reported by the Federal Reserve Bank of New York.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005, is equal to 0.01177% of the value of the transaction.
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

Amount Previously Paid: $50,039.58	Filing Party:	Celanese Europe Holding GmbH &
Co. KG (fka BCP Crystal
Acquisition GmbH & Co. KG)

Form or Registration No.: Schedule 13E-3	Date Filed:	September 2, 2004

Amount Previously Paid: $9,532.42	Filing Party:	Celanese Europe Holding GmbH & Co. KG

Form or Registration No.: Schedule 13E-3	Date Filed:	April 13, 2005

Total Amount Previously Paid: $59,572

     This Amendment No. 6 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by (i) Blackstone LR Associates (Cayman) IV Ltd., a limited duration company organized under the laws of the Cayman Islands, (ii) Blackstone Management Associates (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iii) Blackstone Capital Partners (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iv) Blackstone Capital Partners (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (v) Blackstone Family Investment Partnership (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vi) Blackstone Chemical Coinvest Partners (Cayman) L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vii) Blackstone Capital Partners (Cayman) Ltd. 1, an exempt company organized under the laws of the Cayman Islands, (viii) Blackstone Capital Partners (Cayman) Ltd. 2, an exempt company organized under the laws of the Cayman Islands, (ix) Blackstone Capital Partners (Cayman) Ltd. 3, an exempt company organized under the laws of the Cayman Islands, (x) Celanese Corporation, a Delaware corporation, (xi) Crystal US Holdings 3 L.L.C., a Delaware limited liability company, (xii) Celanese Holdings LLC, a Delaware limited liability company, (xiii) BCP Crystal US Holdings Corp., a Delaware corporation, (xiv) BCP Caylux Holdings Luxembourg S.C.A., a partnership limited by shares organized under the laws of the Grand Duchy of Luxembourg, (xv) BCP Holdings GmbH, a limited liability company organized under the laws of Germany, (xvi) BCP Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, (xvii) Celanese Europe Holding GmbH & Co. KG, a limited partnership organized under the laws of Germany and (xviii) Celanese Europe Management GmbH, a limited liability company organized under the laws of Germany, on April 13, 2005 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”). Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Disclosure Document attached as Exhibit (a)(1)(A) to Amendment No. 2 to the Schedule 13E-3 filed with the SEC on July 6, 2005 (including all schedules and annexes thereto, the “Disclosure Document”).
     Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Disclosure Document, including all schedules and annexes thereto, and the Supplement to the Mandatory Offer attached as Exhibit (a)(1)(A) to Amendment No. 4 to the Schedule 13E-3 (the “Supplement”) is hereby expressly incorporated herein by reference in response to items 1 through 15 of the Schedule 13E-3 and is supplemented by the information specifically provided for herein.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Item 6(c) of Schedule 13E-3 is hereby amended and supplemented by the following:
     On November 4, 2005, Celanese Corporation issued a press release which announced that the board of directors of Celanese Corporation resolved in a regular meeting to cause Purchaser to request that the Celanese AG shareholders’ meeting resolve upon the transfer to Purchaser of the Celanese Shares owned by the remaining minority Celanese Shareholders in exchange for fair cash compensation pursuant to §§ 327a et seq. of the German Stock Corporation Act. This procedure is referred to as a “squeeze-out.” The amount of the fair cash compensation that would be paid to the Celanese Shareholders in connection with a squeeze-out will be determined by Purchaser on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG at the time of the shareholders’ meeting in which a resolution to effect the squeeze-out is adopted. Celanese AG tentatively plans to obtain the shareholder resolution to effect the squeeze-out at its next annual meeting in 2006.
ITEM 16. EXHIBITS.
     Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:
(a)(5)(i) Press Release of Purchaser, dated November 4, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 7, 2005

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By: Blackstone Management Associates (Cayman) IV L.P., it general partner

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Person

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) IV L.P.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Director

BLACKSTONE LR CAPITAL PARTNERS (CAYMAN) LTD. 3

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Director

CELANESE CORPORATION

By:	/s/ David N. Weidman

Name: David N. Weidman Title: President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.

By:	/s/ David N. Weidman

Name: David N. Weidman Title: President and Chief Executive Officer

CELANESE HOLDINGS LLC

By:	/s/ David N. Weidman

Name: David N. Weidman Title: President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ David N. Weidman

Name: David N. Weidman Title: President

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By: BCP Caylux Holdings Ltd. 1, its general partner

By:	/s/ Altfried Schrader

Name: Altfried Schrader Title: Authorized Person

BCP HOLDINGS GMBH

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Authorized Person

BCP ACQUISITION GMBH & CO. KG

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Authorized Person

CELANESE EUROPE MANAGEMENT GMBH

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Authorized Person

Exhibit Index
(a)(5)(i)       Press Release of Purchaser, dated November 4, 2005.